November 22, 2005

By U.S. mail and facsimile to (480) 355-8149

Mr. Frank Holdraker
President
Creative Eateries Corporation
7400 E McDonald Suite 121
Scottsdale, AZ  85250

	RE:  	Creative Eateries Corporation
		Form 8-K Item 4.01
		Filed November 21, 2005
		File # 000-21753

Dear Mr. Holdraker:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Amend your Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item
304(a)(1)(i) of Regulation S-B.

2. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please specifically address the audit reports for years ended December 31, 2004 and 2003 in your disclosure.




3. We note your disclosure that the auditors issued a going concern opinion on the financial statements for the year ended December 31,
2004. However, we note in your Form 10-KSB/A for the year ended December 31, 2003, that a going concern paragraph was also included in your auditor`s report for the year ended December 31, 2003. Please revise your Form accordingly.

4. We note that you do not disclose any reportable events, as defined in Item 304(a)(1)(B) of Regulation S-B, that occurred during the most recent two fiscal years and through the date of your Form. However, you have amended your Form 10-KSB for year ended December 31, 2003 to restate your financial statements for 2002 and 2003 due to the determination that your acquisition should be accounted for as a reverse acquisition rather than as an acquisition. Revise your Form 8-K to provide the information required by Item 304(a)(1)(B) of Regulation S-B. In your revised filing, describe in detail the nature of the restatement of your financial statements.

5. To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.



*  *  *  *  *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Frank Holdraker
Creative Eateries Corporation
November 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE